Exhibit 99.1

Index to unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated financial statements

-	Unaudited interim condensed consolidated statements of income / (loss)	F-2

-	Unaudited interim condensed consolidated statements of comprehensive income / (loss)	F-3

-	Unaudited interim condensed consolidated balance sheets	F-4

-	Unaudited interim condensed consolidated statements of cash flows	F-5

-	Unaudited interim condensed consolidated statements of changes in equity	F-6

-	Notes to the unaudited interim condensed consolidated financial statements	F-8

Unaudited interim condensed consolidated statements of income / (loss)

		Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	Notes	2026	2025	2026	2025

Net sales	2.1	850.3	749.2	1,682.2	1,475.8
Cost of sales		(294.6)	(288.4)	(592.2)	(579.7)
Gross profit		555.7	460.8	1,090.0	896.1
Selling, general and administrative expenses	2.3	(436.3)	(368.0)	(853.2)	(726.3)
Operating result		119.4	92.8	236.9	169.8
Financial income	4.4	11.3	7.5	18.3	14.8
Financial expenses	4.4	(8.3)	(7.7)	(16.3)	(13.6)
Foreign exchange gain / (loss)	4.4	3.3	(139.9)	2.9	(154.4)
Income / (loss) before taxes		125.7	(47.3)	241.8	16.6
Income tax benefit / (expense)	5.2	(20.7)	6.4	(33.5)	(0.8)
Net income / (loss)		105.0	(40.9)	208.3	15.8
Earnings per share	4.6
Basic EPS Class A (CHF)		0.31	(0.12)	0.63	0.05
Basic EPS Class B (CHF)		0.03	(0.01)	0.06	—

Diluted EPS Class A (CHF)		0.31	(0.12)	0.62	0.05
Diluted EPS Class B (CHF)		0.03	(0.01)	0.06	—

Unaudited interim condensed consolidated statements of comprehensive income / (loss)

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Net income / (loss)	105.0	(40.9)	208.3	15.8
Net actuarial result from defined benefit plans	(0.5)	3.4	(0.5)	3.4
Taxes on net actuarial result from defined benefit plans	0.1	(0.7)	0.1	(0.7)
Items that will not be reclassified to income statement	(0.4)	2.8	(0.4)	2.8
Foreign currency translation effect	16.2	(42.7)	35.0	(52.9)
Taxes on foreign currency translation effect	—	5.2	—	6.5
Items that will be reclassified to income statement when specific conditions are met	16.2	(37.5)	35.0	(46.4)
Other comprehensive income / (loss), net of tax	15.7	(34.7)	34.6	(43.6)
Total comprehensive income / (loss)	120.7	(75.6)	242.9	(27.9)

Unaudited interim condensed consolidated balance sheets

(CHF in millions)	Notes	6/30/2026	12/31/2025

Cash and cash equivalents	4.1	1,205.6	1,019.9
Trade receivables	3.1	374.0	305.4
Inventories	3.2	472.9	419.8
Other current financial assets	4.2	78.1	59.2
Other current operating assets	3.6	162.4	158.2

Current assets		2,293.0	1,962.4

Property, plant and equipment	3.3	175.5	148.8
Right-of-use assets	3.4	530.7	494.1
Intangible assets	3.5	55.8	54.2
Deferred tax assets	5.2	187.8	175.9

Non-current assets		949.9	873.0

Assets		3,242.9	2,835.4

Trade payables		211.0	154.8
Current lease liabilities	4.3	87.9	81.2
Other current financial liabilities	4.3	46.3	56.7
Other current operating liabilities	3.6	371.3	355.4
Current provisions	5.1	12.0	13.0
Income tax liabilities	5.2	81.4	63.2

Current liabilities		810.0	724.4

Employee benefit obligations		8.1	5.5
Non-current provisions	5.1	27.6	20.7
Non-current lease liabilities	4.3	474.6	440.3
Other non-current financial liabilities	4.3	5.6	2.8
Deferred tax liabilities	5.2	5.5	9.3

Non-current liabilities		521.5	478.6

Share capital	4.5	34.1	34.1
Treasury shares	4.5	(26.4)	(26.7)
Capital reserves	4.7	1,324.7	1,289.0
Other reserves	4.7	(12.0)	(46.6)
Retained earnings		590.9	382.6

Equity		1,911.4	1,632.4

Equity and liabilities		3,242.9	2,835.4

Unaudited interim condensed consolidated statements of cash flows

		Six-month period ended June 30,
(CHF in millions)	Notes	2026	2025

Net income		208.3	15.8
Adjustments for:
Share-based compensation		30.9	25.2
Employee benefit expenses		2.0	1.8
Depreciation and amortization	3.3, 3.4, 3.5	72.1	60.7
Loss on disposal of assets		0.1	0.2
Interest income and expenses		(4.8)	(4.6)
Net exchange differences		(6.8)	159.2
Income taxes	5.2	33.5	0.8
Change in working capital		(49.5)	(144.1)
Trade receivables		(61.3)	(122.7)
Inventories		(37.4)	(17.8)
Trade payables		49.2	(3.5)
Change in other current assets / liabilities	3.6, 4.2, 4.3	(9.7)	10.6
Change in provisions	5.1	1.8	(4.6)
Interest received		17.3	14.5
Income taxes paid		(40.1)	(46.5)
Cash inflow from operating activities		255.0	89.1

Purchase of property, plant and equipment	3.3	(41.9)	(27.3)
Proceeds from disposal of tangible assets	3.3	—	0.1
Purchase of intangible assets	3.5	(5.3)	(2.2)
Cash (outflow) from investing activities		(47.2)	(29.4)

Payments of lease liabilities	4.3	(35.8)	(34.7)
Proceeds on sale of treasury shares related to share-based compensation	4.5	5.0	7.7
Interest paid	4.4	(12.5)	(9.9)
Cash (outflow) from financing activities		(43.3)	(37.0)

Change in net cash and cash equivalents	4.1	164.6	22.6
Net cash and cash equivalents at January 1		1,019.9	924.3
Net impact of foreign exchange rate differences		21.1	(100.3)
Net cash and cash equivalents at June 30		1,205.6	846.6

Unaudited interim condensed consolidated statements of changes in equity

	Three-month period ended June 30, 2026 and 2025
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings	Total equity

Balance at April 1, 2025	33.7	(26.6)	1,227.6	(12.9)	235.6	1,457.4
Net loss	—	—	—	—	(40.9)	(40.9)
Other comprehensive loss	—	—	—	(34.7)	—	(34.7)
Comprehensive loss	—	—	—	(34.7)	(40.9)	(75.6)

Share-based compensation	—	—	13.7	—	—	13.7
Sale of treasury shares	—	—	1.6	—	—	1.6
Tax impact on transactions with treasury shares	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—
Balance at June 30, 2025	33.7	(26.6)	1,242.8	(47.6)	194.7	1,397.0

Balance at April 1, 2026	34.1	(26.5)	1,306.0	(27.7)	485.9	1,771.8
Net income	—	—	—	—	105.0	105.0
Other comprehensive income	—	—	—	15.7	—	15.7
Comprehensive income	—	—	—	15.7	105.0	120.7

Share-based compensation	—	—	14.6	—	—	14.6
Sale of treasury shares	—	0.1	4.1	—	—	4.2
Balance at June 30, 2026	34.1	(26.4)	1,324.7	(12.0)	590.9	1,911.4

	Six-month period ended June 30, 2026 and 2025
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings	Total equity

Balance at January 1, 2025	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8
Net income	—	—	—	—	15.8	15.8
Other comprehensive loss	—	—	—	(43.6)	—	(43.6)
Comprehensive income / (loss)	—	—	—	(43.6)	15.8	(27.9)

Share-based compensation	—	—	25.2	—	—	25.2
Sale of treasury shares	—	0.3	7.6	—	—	7.9
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at June 30, 2025	33.7	(26.6)	1,242.8	(47.6)	194.7	1,397.0

Balance at January 1, 2026	34.1	(26.7)	1,289.0	(46.6)	382.6	1,632.4
Net income	—	—	—	—	208.3	208.3
Other comprehensive income	—	—	—	34.6	—	34.6
Comprehensive income	—	—	—	34.6	208.3	242.9

Share-based compensation	—	—	30.8	—	—	30.8
Sale of treasury shares	—	0.3	4.9	—	—	5.2
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at June 30, 2026	34.1	(26.4)	1,324.7	(12.0)	590.9	1,911.4

Notes to the unaudited interim condensed consolidated financial statements

1 Basis for preparation

1.1 Corporate information

On Holding AG and its consolidated subsidiaries (together "On" or the "Company") is engaged in developing and distributing innovative premium performance sports products. On sells products worldwide through our Wholesale ("WHS") sales channel and our Direct-to-Consumer ("DTC") sales channel (i.e., On's e-commerce platform and On's owned and operated retail stores).
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON."
These unaudited interim condensed consolidated financial statements (the “financial statements”) present the financial position and the results of operations of On. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statute and is domiciled at Förrlibuckstrasse 190, Zurich, Switzerland.
The financial statements for the period ended June 30, 2026 were authorized for issuance by the board of directors of the Company on August 11, 2026.

1.2 About the financials

The financial statements as of June 30, 2026 and for the three months and six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board ("IASB").
The financial statements are not necessarily indicative of the results for a full year and do not include all the notes typically included in an annual financial report prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”) and present the financial position and the results of operations of On. Accordingly, this report is to be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 3, 2026 (the “Annual Report”), which has been prepared in accordance with IFRS Accounting Standards.
The financial statements comprise the Company's financial statements as of and during the three months and six months ended June 30, 2026 and are presented in Swiss Francs (CHF), the Company's presentation currency.
Effective January 1, 2026, On Holding AG (the Group's parent company) and On AG (the Group's main trading entity) have changed their functional currency from the Swiss Franc (CHF) to the U.S Dollar (USD). These changes were accounted for prospectively and did not impact prior period financial statements. The Group’s presentation currency continues to be CHF, as it is the lawful currency of Switzerland, where On Holding AG is headquartered and domiciled, and where it is incorporated under Swiss law. Refer to note titled "6.6 Events after the balance sheet date" within the Company's 2025 Annual Report (available at www.sec.gov) for more information.
The material accounting policies, methods of computation, and presentation applied in the preparation of the financial statements are consistent with those applied in the Company’s Annual Report for the year ended December 31, 2025 except where specifically described.
Certain amounts included in this document may not add or recalculate due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

1.3 Oniverse

		Equity interest
Entity	Domicile	6/30/2026	12/31/2025
On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Delaware, USA	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1-31, LLC(1)	Delaware, USA(1)	100%	100%
On Hong Kong Ltd.	Hong Kong, SAR of CN	100%	100%
On Inc.	Oregon, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Korea Ltd.	Seoul, Korea	100%	100%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Kenya Limited	Nairobi, KE	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Services UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%
PT On Running Indonesia	Jakarta, ID	100%	100%
On Taiwan Limited	Taipei, CN	100%	—%
On Hong Kong Limited Macau Branch	Macau, SAR of CN	100%	—%
On Running México, S. de R.L. de C.V.	Mexico City, MX	100%	—%

(1) On Experience 1-31, LLC consists of thirty-one entities (retail stores). They are all 100% owned as of June 30, 2026 and as of December 31, 2025, excluding On Experience 23-31, LLC entities, which were 0% owned as of December 31, 2025 (entities did not exist as of December 31, 2025).

1.4 New and amended standards and interpretations

Contracts Referencing Nature-Dependent Electricity (Amendments to IFRS 8 and IFRS 7) and Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) became applicable for the current period, and did not have a material impact on the financial statements for the three-month and six-month periods ended June 30, 2026.
Further, at the date of authorization of these financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Presentation and Disclosure in Financial Statements	IFRS 18	January 1, 2027
Fair Value Option for Investments in Associates and Joint Ventures	Amendments to IAS 28	January 1, 2027
IFRS 20 Regulatory Assets and Regulatory Liabilities	IFRS 20	January 1, 2029

On does not expect that the adoption of the standards listed above, excluding IFRS 18, will have a material impact on the financial statement and disclosures of On in the current or future reporting periods.
IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date, was issued on April 9, 2024, by the IASB. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures ("MPM's"). MPM's will be separately disclosed within the notes to the financial statements. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will be retroactively effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted.
The Company’s current assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated statements of income. For example, portions of foreign exchange gain / (loss) will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statements of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, interest received is expected to be reclassified from operating activities to investing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period. On is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.

2 Operational performance

2.1 Net sales

Net sales by sales channels:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Wholesale	461.9	441.0	971.5	890.6
Direct-to-Consumer	388.4	308.3	710.7	585.2
Net sales	850.3	749.2	1,682.2	1,475.8

Net sales by product groups:

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Shoes	781.6	704.9	1,545.3	1,385.8
Apparel	54.2	36.7	109.5	74.8
Accessories	14.5	7.7	27.4	15.2
Net sales	850.3	749.2	1,682.2	1,475.8

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories through its WHS and DTC sales channels. The WHS sales channel involves larger volumetric sales to wholesale partners (e.g., large retailers or retail associations) and international distributors (i.e. in markets where On does not have local sales teams) with the intention of re-selling the products. The DTC sales channel includes sales to end customers directly, through On’s e-commerce platform and retail stores.

Net sales by geographic regions (based on the location of the customers):

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Americas	451.6	432.3	902.3	869.7
Europe, Middle East and Africa ("EMEA")	228.2	197.8	435.4	366.4
Asia-Pacific ("APAC")	170.5	119.2	344.5	239.7
Net sales	850.3	749.2	1,682.2	1,475.8

The revenue generated from the largest single customer represents 11.6% of total net sales for the six-month period ended June 30, 2026, with no other customers individually accounting for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the unaudited interim condensed consolidated balance sheets relate to the sale of the Company's products.

2.2 Segment information
Operating segments are defined as components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are reviewed regularly by the entity's chief operating decision maker ("CODM") to assess performance and make resource allocation decisions, and for which discrete financial information is available.
The Company operates a single operating segment. As of June 30, 2026, On’s CODM consists of the Executive Officers, who are the three Co-Founders, two of whom serve as Co-Chief Executive Officers. The financial information regularly reviewed by the CODM to assess performance, make resource allocation decisions, and set compensation targets, is based on financial information presented on a group consolidated basis, accompanied by disaggregated revenue.
On operates as a single-brand consumer products business. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component. These key operating expenditures are regularly reviewed by the CODM at the group consolidated level. Accordingly, On has determined that it has a single operating and reportable segment.

2.3 Selling, general and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Distribution expenses	(84.7)	(85.3)	(167.9)	(164.9)
Selling expenses	(81.1)	(60.8)	(151.6)	(121.5)
Marketing expenses	(118.8)	(89.7)	(228.0)	(170.5)
Share-based compensation	(12.2)	(10.9)	(33.5)	(25.5)
General and administrative expenses	(139.5)	(121.3)	(272.2)	(243.9)
Selling, general and administrative expenses	(436.3)	(368.0)	(853.2)	(726.3)

The overall increase in selling expenses during the three and six-month comparative periods is driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation. The overall increase in marketing expenses was primarily driven by selective reinvestment of operational efficiency gains into meaningful brand building initiatives, including in digital environments and innovation activations, as well as a shift in the timing of our marketing campaigns. The decrease in distribution expenses as a percentage of net sales was primarily due to lower delivery and warehousing costs resulting from operational efficiency gains. The decrease in general and administrative expenses as a percentage of net sales was primarily due to strong net sales growth.
In the six-month period ended June 30, 2026, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 64.7 million (six-month period ended June 30, 2025: CHF 55.6 million). In addition, depreciation charges for production tools in the amount of CHF 7.2 million (six-month period ended June 30, 2025: CHF 5.1 million) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 215.1 million in the six-month period ended June 30, 2026 and CHF 182.0 million in the six-month period ended June 30, 2025. Of these amounts, CHF 209.3 million and CHF 178.8 million, respectively, were recorded within selling, general and administrative expenses, and CHF 5.8 million and CHF 3.3 million, respectively, were recorded within cost of sales line.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to their short-term nature, the carrying amount is considered to be the same as their fair value.

(CHF in millions)	6/30/2026	12/31/2025

Gross carrying amount	379.5	311.7
Expected credit loss	(5.6)	(5.7)
Trade receivables	374.0	305.9

3.2 Inventories

(CHF in millions)	6/30/2026	12/31/2025

Shoes	398.4	344.3
Apparel	84.9	88.1
Accessories	15.5	12.8
Allowances	(25.9)	(25.5)
Inventories(1)	472.9	419.8
(1) Inventories are primarily comprised of finished goods.

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production equipment	Furniture and fixtures	Other	Total

Cost at January 1, 2025	97.3	14.9	32.4	31.5	25.0	201.2
Accumulated Depreciation at January 1, 2025	(25.7)	(10.6)	(20.7)	(7.4)	(9.6)	(74.0)
Net book value at January 1, 2025	71.7	4.3	11.8	24.1	15.4	127.2

Six month period ended June 30, 2025
Opening net book value	71.7	4.3	11.8	24.1	15.4	127.2
Additions	12.2	0.2	2.9	1.5	8.6	25.5
Disposals	(0.1)	—	—	(0.1)	—	(0.2)
Depreciation	(8.8)	(1.1)	(4.5)	(2.2)	(1.9)	(18.7)
Currency Translation	(4.4)	(0.3)	—	(1.4)	(0.5)	(6.6)
Net book value at June 30, 2025	70.6	3.1	10.2	21.9	21.5	127.2

Cost at June 30, 2025	103.4	14.1	35.4	31.0	32.7	216.5
Accumulated Depreciation at June 30, 2025	(32.8)	(11.1)	(25.2)	(9.1)	(11.1)	(89.3)
Net book value at June 30, 2025	70.6	3.1	10.2	21.9	21.5	127.2

Cost at January 1, 2026	124.0	11.3	53.3	35.7	27.3	251.6
Accumulated Depreciation at January 1, 2026	(42.3)	(9.0)	(27.7)	(11.2)	(12.7)	(102.8)
Net book value at January 1, 2026	81.7	2.3	25.7	24.5	14.6	148.8

Six month period ended June 30, 2026
Opening net book value	81.7	2.3	25.7	24.5	14.6	148.8
Additions	22.6	—	13.8	8.4	1.7	46.5
Disposals	(0.1)	—	—	—	—	(0.1)
Depreciation	(10.5)	(0.6)	(6.5)	(2.5)	(1.9)	(22.0)
Currency Translation	1.0	—	0.6	0.4	0.3	2.3
Net book value at June 30, 2026	94.8	1.8	33.6	30.7	14.6	175.5

Cost at June 30, 2026	148.4	11.5	68.4	44.5	29.5	302.4
Accumulated Depreciation at June 30, 2026	(53.7)	(9.7)	(34.8)	(13.8)	(14.9)	(126.8)
Net book value at June 30, 2026	94.8	1.8	33.6	30.7	14.6	175.5

Additions of CHF 46.5 million in the six-month period ended June 30, 2026 primarily relate to leasehold improvements within our retail stores, as well as various additions of production equipment.
During the six-month periods ended June 30, 2026 and June 30, 2025, non-cash additions of property, plant and equipment amounted to CHF 4.6 million and CHF 0.0 million, respectively.

Other is comprised of IT equipment and fixed assets that are not yet in use. As of June 30, 2026, fixed assets that are not yet in use amounted to CHF 7.8 million (December 31, 2025: CHF 7.9 million).

3.4 Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2025	152.8	154.4	139.1	9.6	455.9
Accumulated Depreciation at January 1, 2025	(52.1)	(35.0)	(38.0)	(7.1)	(132.3)
Net book value at January 1, 2025	100.7	119.4	101.1	2.5	323.6

Six month period ended June 30, 2025
Opening net book value	100.7	119.4	101.1	2.5	323.6
Lease modification	2.2	0.6	1.5	0.1	4.3
Additions	143.4	79.5	5.2	0.4	228.5
Disposals	—	—	—	(0.1)	(0.1)
Depreciation	(15.7)	(13.7)	(6.6)	(0.9)	(36.9)
Currency Translation	(26.4)	(13.3)	(3.0)	(0.1)	(42.8)
Net book value at June 30, 2025	204.1	172.4	98.2	2.0	476.6

Cost at June 30, 2025	265.0	217.2	141.5	9.5	633.2
Accumulated Depreciation at June 30, 2025	(60.9)	(44.8)	(43.3)	(7.5)	(156.6)
Net book value at June 30, 2025	204.1	172.4	98.2	2.0	476.6

Cost at January 1, 2026	265.0	272.3	144.9	9.8	692.0
Accumulated Depreciation at January 1, 2026	(78.3)	(61.5)	(49.9)	(8.2)	(197.9)
Net book value at January 1, 2026	186.7	210.8	95.0	1.6	494.1

Six month period ended June 30, 2026
Opening net book value	186.7	210.8	95.0	1.6	494.1
Lease modification	0.2	6.9	1.7	—	8.8
Additions	3.4	63.5	0.3	0.1	67.2
Depreciation	(16.5)	(21.6)	(6.8)	(0.6)	(45.4)
Currency Translation	2.9	1.7	1.4	—	6.0
Net book value at June 30, 2026	176.7	261.4	91.5	1.1	530.7

Cost at June 30, 2026	271.2	345.7	147.9	8.7	773.5
Accumulated Depreciation at June 30, 2026	(94.5)	(84.3)	(56.4)	(7.6)	(242.8)
Net book value at June 30, 2026	176.7	261.4	91.5	1.1	530.7

The additions of CHF 67.2 million in the six-month period ended June 30, 2026 primarily relate to the commencement of various retail store leases across the Americas, EMEA, and APAC regions.
Refer to 4.3 Financial liabilities for additional information on the contractual maturities of On's undiscounted lease liabilities.

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost at January 1, 2025	71.8	32.1	1.8	105.7
Accumulated Depreciation at January 1, 2025	(24.3)	(23.1)	—	(47.4)
Net book value at January 1, 2025	47.5	9.0	1.8	58.3

Six month period ended June 30, 2025
Opening net book value	47.5	9.0	1.8	58.3
Additions	1.0	1.2	—	2.2
Depreciation	(2.5)	(2.6)	—	(5.1)
Net book value at June 30, 2025	46.0	7.5	1.8	55.3

Cost at June 30, 2025	72.8	33.2	1.8	107.8
Accumulated Depreciation at June 30, 2025	(26.8)	(25.7)	—	(52.5)
Net book value at June 30, 2025	46.0	7.5	1.8	55.3

Cost at January 1, 2026	74.5	35.0	1.8	111.3
Accumulated Depreciation at January 1, 2026	(29.4)	(27.7)	—	(57.1)
Net book value at January 1, 2026	45.1	7.3	1.8	54.2

Six month period ended June 30, 2026
Opening net book value	45.1	7.3	1.8	54.2
Additions	1.8	3.5	—	5.3
Depreciation	(2.7)	(1.9)	—	(4.7)
Currency Translation	0.7	0.1	—	0.9
Net book value at June 30, 2026	44.9	9.0	1.8	55.8

Cost at June 30, 2026	77.5	39.2	1.8	118.4
Accumulated Depreciation at June 30, 2026	(32.5)	(30.1)	—	(62.6)
Net book value at June 30, 2026	44.9	9.0	1.8	55.8

As of June 30, 2026, patents, licenses and other rights include patents, domain names and license rights for trademarks.
As of June 30, 2026, software includes capitalized IT development costs not yet in use in the amount of CHF 0.6 million (December 31, 2025: CHF 0.3 million). In the six-month period ended June 30, 2026, costs recognized in general and administrative expenses within the income statement for research and development amounts to CHF 5.4 million compared to CHF 3.6 million in the six-month period ended June 30, 2025.
Goodwill is allocated and monitored at the reportable segment level. As of June 30, 2026 and December 31, 2025, there was no need to recognize any impairment of goodwill. None of the goodwill is expected to be deductible for tax purposes.

3.6 Other current operating assets and liabilities

(CHF in millions)	6/30/2026	12/31/2025

Prepaid expenses	51.8	33.6
Indirect taxes (VAT/GST) receivables	68.5	72.8
Anticipated net sales returns	9.3	10.8
Income tax receivables	11.6	1.6
Other current operating assets	21.2	39.3
Other current operating assets	162.4	158.2

(CHF in millions)	6/30/2026	12/31/2025

Accrued expenses	242.4	204.3
Accrued personnel expenses	23.5	39.6
Indirect taxes (VAT/GST) payables	54.6	55.7
Social security payables	16.1	8.8
Other payables	18.1	17.2
Other current operating liabilities	16.7	29.7
Other current operating liabilities	371.3	355.4

Accrued expenses mainly comprise accruals for outstanding vendor invoices related to marketing, freight, customs, selling and distribution. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans.

4 Capital and financial management

4.1 Cash and cash equivalents

(CHF in millions)	6/30/2026	12/31/2025

Current bank accounts	385.5	382.6
Digital wallets	20.2	13.5
Fixed deposits	799.8	623.7
Cash and cash equivalents(1)	1,205.6	1,019.9
(1) Net cash and cash equivalents as of June 30, 2026 includes restricted cash in the amount of CHF 0.9 million (December 31, 2025: CHF 0.9 million).

Fixed deposits are comprised of short-term highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. Digital wallets mainly include deposit account balances at online payment platforms, primarily PayPal.

4.2 Other current financial assets

(CHF in millions)	6/30/2026	12/31/2025

Credit cards	21.9	11.0
Deposits	24.8	19.9
Other receivables	22.4	12.4
Other current financial assets	9.1	15.9
Other current financial assets at amortized cost	78.1	59.2
Other current financial assets at fair value through profit and loss	—	—
Other current financial assets	78.1	59.2

Due to their short-term nature, the carrying amount of other current financial assets at amortized cost corresponds to their fair value.

4.3 Financial liabilities

(CHF in millions)	6/30/2026	12/31/2025

Current lease liabilities	87.9	81.2
Customer refund liability returns	41.5	55.8
Other current financial liabilities	4.9	0.9
Total other current financial liabilities	46.3	56.7

Non-current lease liabilities	474.6	440.3
Other non-current financial liabilities	5.6	2.8
Total other non-current financial liabilities	5.6	2.8
Total other current and non-current financial liabilities	52.0	59.5
The carrying amount of other current and non-current financial liabilities at amortized cost correspond to their fair value.

Contractual maturities of On’s undiscounted financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	6/30/2026

Trade payables	211.0	—	—	—	211.0
Current lease liabilities	27.8	82.4	—	—	110.2
Other financial liabilities	21.3	24.9	—	—	46.3
Other current financial liabilities	49.1	107.3	—	—	156.5
Non-current lease liabilities	—	—	332.5	229.7	562.2
Other non-current financial liabilities	—	—	5.6	—	5.6
Other non-current financial liabilities	—	—	338.1	229.7	567.8

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2025

Trade payables	154.8	—	—	—	154.8
Current lease liabilities	24.8	75.7	—	—	100.6
Other financial liabilities	38.3	18.4	—	—	56.7
Other current financial liabilities	63.1	94.2	—	—	157.3
Non-current lease liabilities	—	—	299.0	216.0	515.0
Other non-current financial liabilities	—	—	2.8	—	2.8
Other non-current financial liabilities	—	—	301.8	216.0	517.8
The increase to current and non-current lease liabilities as of June 30, 2026 compared to December 31, 2025 relates primarily to the commencement of retail store leases across the APAC, EMEA, and Americas regions. Refer to 3.4 Right-of-use assets for additional information.
On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement ("credit facility"). On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. The credit facility had an initial term of three years, which has been subsequently extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028. As of June 30, 2026 and December 31, 2025, no amounts had been drawn under the credit facility. As of June 30, 2026, we are using the credit facility to provide guarantees and letters of credit.
Of the total guarantees and letters of credit outstanding as of June 30, 2026 and December 31, 2025, which are discussed in 4.8 Commitments and contingencies, CHF 163.2 million and CHF 153.2 million, respectively, relate to the credit facility.
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the six-month period ending June 30, 2026, we were in compliance with all covenants under the credit facility.
The following assets have been pledged in relation to the credit facility:

(CHF in millions)	6/30/2026	12/31/2025

Trade receivables	312.8	266.4
Inventory	342.2	340.4
Assets pledged	655.1	606.9

4.4 Financial result

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Interest Income	11.3	7.5	18.3	14.8
Financial income	11.3	7.5	18.3	14.8
Bank charges	(1.6)	(1.7)	(3.3)	(3.4)
Interest expenses leases	(6.4)	(5.9)	(12.5)	(9.9)
Interest expenses on employee benefits	(0.2)	(0.1)	(0.4)	(0.3)
Financial expenses	(8.3)	(7.7)	(16.3)	(13.6)
Foreign exchange gain / (loss)	3.3	(139.9)	2.9	(154.4)
Foreign exchange gain / (loss)	3.3	(139.9)	2.9	(154.4)
Financial result	6.3	(140.1)	4.9	(153.2)

Foreign exchange result for the three-month period ended June 30, 2026 was a foreign exchange gain of CHF 3.3 million, compared to a foreign exchange loss of CHF 139.9 million for the three-month period ended June 30, 2025. Foreign exchange result for the six-month period ended June 30, 2026 was a foreign exchange gain of CHF 2.9 million, compared to a foreign exchange loss of CHF 154.4 million for the six-month period ended June 30, 2025.

The change in foreign exchange result was primarily due to significant foreign exchange losses incurred during the three-month and six-month periods ended June 30, 2025, driven by fluctuations in the CHF/USD exchange rate. The foreign exchange gains recorded in the three-month and six-month periods ended June 30, 2026 were impacted by the functional currency changes that occurred on January 1, 2026 and the slight appreciation of the USD against the GBP, CHF, JPY, and EUR as of June 30, 2026 compared to December 31, 2025. For additional information regarding the functional currency changes, refer to the note titled "6.6 Events after the balance sheet date" within the Company's 2025 Annual Report (available at www.sec.gov).

4.5 Share capital
The share capital amounts to CHF 34.1 million and is divided into 308,472,124 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 324,991,680 registered voting rights shares with a nominal value of CHF 0.01 each (the "Class B Shares"). The share capital is paid in at 100%.

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2026	296,873,353	341,241,680
Sale of treasury shares related to share-based compensation	3,219,674	—
Purchase of treasury shares	(2,492)	—
Conversion of Class B shares to Class A shares(2)	1,625,000	(16,250,000)
Shares issued and outstanding as of June 30, 2026(1)	301,715,535	324,991,680

Awards granted under various incentive plans with dilutive effects as of June 30, 2026	1,644,629	2,493,692
(1)    As of June 30, 2026 there were 6,756,589 treasury shares held by On (December 31, 2025: 9,973,771).
(2)    As previously disclosed on Form 6-K filed with the SEC on May 28, 2026, 16,250,000 of Class B Shares were converted into 1,625,000 Class A Ordinary Shares.

4.6 Earnings per share

Basic earnings per share (EPS) is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled awards from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period.

Three-month period ended June 30,	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	300,422,597	335,348,823	295,531,210	341,044,191
Weighted number of shares with dilutive effects	1,677,255	2,493,692	3,300,452	12,293,550
Weighted number of outstanding shares (diluted and undiluted)	302,099,852	337,842,515	298,831,661	353,337,741

Net income / (loss) (CHF in millions)	94.5	10.5	(36.7)	(4.2)
Basic EPS (CHF)	0.31	0.03	(0.12)	(0.01)
Diluted EPS (CHF)	0.31	0.03	(0.12)	(0.01)

Six-month period ended June 30,	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	298,951,784	338,278,973	294,458,484	343,228,709
Weighted number of shares with dilutive effects	2,596,588	3,726,415	4,005,446	12,885,677
Weighted number of outstanding shares (diluted and undiluted)	301,548,372	342,005,388	298,463,930	356,114,386

Net income (CHF in millions)	187.1	21.2	14.1	1.6
Basic EPS (CHF)	0.63	0.06	0.05	0.00
Diluted EPS (CHF)	0.62	0.06	0.05	0.00

4.7 Capital and other reserves

(CHF in millions)	6/30/2026	12/31/2025

Share premium	760.7	760.8
Legal reserves	67.4	62.4
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	504.1	473.2
Capital reserves	1,324.7	1,289.0
Foreign currency translation effect	(21.0)	(56.0)
Taxes on foreign currency translation effect	6.3	6.3
Actuarial gains and losses	3.3	3.8
Taxes on actuarial gains and losses	(0.6)	(0.7)
Other reserves	(12.0)	(46.6)

4.8 Commitments and contingencies

As of June 30, 2026, guarantees and letters of credit in the amount of CHF 163.2 million (December 31, 2025: CHF 153.2 million) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt of other group participants. Further, On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 322.8 million have been offset as of June 30, 2026 (December 31, 2025: CHF 271.7 million).
On has signed several new leases, which have not yet commenced as of June 30, 2026, and are therefore not yet recognized on the balance sheet. The total committed future outflow resulting of these lease related contracts amount to:

(CHF in millions)	6/30/2026	12/31/2025

Due < 1 year	14.4	7.8
Due 1 - 5 years	99.9	67.7
Due > 5 years	116.0	78.3
Commitments for future lease related obligations	230.3	153.8

The majority of the future lease commitments relate to a contract entered into for a highly-automated warehouse in Belgium (Beringen). The warehouse in Belgium partially began operations in 2024 and is expected to be fully operational by the end of the third quarter in 2026, and amounts to CHF 104.3 million as of June 30, 2026 (December 31, 2025: CHF 104.4 million). The remaining lease commitments primarily relate to various new retail store leases.
On February 20, 2026, the U.S. Supreme Court invalidated specific tariffs levied under the International Emergency Economic Powers Act (“IEEPA”), and the U.S government ceased collecting these tariffs on February 24, 2026. On April 20, 2026, the U.S. Customs and Border Protection ("CBP") introduced an electronic system to manage refunds for these IEEPA tariffs. As of June 30, 2026, the Company's total IEEPA tariffs paid are CHF 55.6 million, of which CHF 52.7 million have already been submitted through the CBP for refund processing. The Company determined that potential recovery of any of these amounts is not virtually certain as of June 30, 2026, and therefore has not recognized any of the potential refund in the financial statements. The Company will recognize refunds in the financial statements when realization of these amounts is deemed virtually certain. When and if this occurs, the Company will recognize the refund impact attributed to inventories already sold as a reduction to cost of sales, and the impact attributed to inventories still on-hand as a reduction to inventories. As of June 30, 2026, the majority of the potential refund relates to inventory already sold. As of August 11, 2026, we received approximately CHF 27.9 million in IEEPA tariff refunds. This amount will be recognized in the third quarter of 2026.

5 Other disclosures

5.1 Provisions

(CHF in millions)	Social charges	Long-service leave	Other	Total

Balance as of January 1, 2025	20.3	8.0	8.4	36.6
thereof current	20.3	1.0	0.4	21.7
thereof non-current	—	7.0	8.0	14.9
Additions	4.4	2.6	3.4	10.4
Release	(2.5)	(0.2)	(2.2)	(5.0)
Utilization	(6.6)	—	—	(6.6)
Exchange differences	(0.4)	(0.4)	(0.4)	(1.2)
Balance as of June 30, 2025	15.1	10.0	9.2	34.3
thereof current	15.1	1.2	0.6	16.9
thereof non-current	—	8.8	8.6	17.4

Balance as of January 1, 2026	10.7	11.5	11.6	33.7
thereof current	10.7	1.8	0.6	13.0
thereof non-current	—	9.7	11.0	20.7
Additions	6.9	2.5	5.6	15.0
Release	(2.7)	(0.2)	(0.2)	(3.0)
Utilization	(6.3)	—	—	(6.3)
Exchange differences	0.1	0.1	0.1	0.2
Balance as of June 30, 2026	8.7	13.8	17.0	39.6
thereof current	8.7	2.5	0.7	12.0
thereof non-current	—	11.3	16.3	27.6
Provisions include social charges, which consider any costs related to local legal requirements related to share-based compensation. Provisions also include the long-service leave provision, which relates to a jubilee bonus to reward long-serving employees. Other primarily relates to provisions for asset retirement obligations, which mainly relates to the dismantling costs for the Zurich headquarters and other retail stores in different locations. Other further includes provisions for legal matters, which represent the current best estimate of a probable economic outflow.

5.2 Income taxes

	Three-month period ended June 30,		Six-month period ended June 30,
(CHF in millions)	2026	2025	2026	2025

Current income tax expense	(27.3)	(29.3)	(48.4)	(51.8)
Deferred income tax benefit	6.6	35.7	14.9	50.9
Income tax (expense) / benefit	(20.7)	6.4	(33.5)	(0.8)

Income tax expense for the three and six-month periods ended June 30, 2026, was CHF 20.7 million and CHF 33.5 million, respectively. This compares to Income tax (expense) / benefit of CHF 6.4 million and CHF (0.8) million for the corresponding periods in 2025. The effective income tax rate was 16.5% and 13.9% for the three and six-month periods ended June 30, 2026, respectively, compared to 13.5% and 5.1% for the three and six-month periods ended June 30, 2025, respectively. The increases to the effective income tax rates were mainly due to deferred income tax benefits during the three and six-month periods ended June 30, 2025 related to the elimination of intercompany profits in inventory, as well as higher effectiveness of certain tax incentives and prior year adjustments during the three and six-month periods ended June 30, 2025.

Our Income tax (expense) / benefit for interim periods is determined using an estimate of our annual effective tax rate, which is subject to several factors, including our ability to accurately forecast our annual pre-tax income, tax incentives, implications related to the elimination of intercompany profits in inventory, and the subjectivity of the geopolitical and macroeconomic situations.

5.3 Events after the balance sheet date
There were no material events after the balance sheet date.